[Letterhead of TD AMERITRADE Holding Corporation]
April 1, 2008
Via EDGAR
Mr. Daniel Gordon, Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Gordon:
On behalf of TD AMERITRADE Holding Corporation (the “Company”) we respectfully submit this letter in response to the comment received from the Staff of the Securities and Exchange Commission (the “Staff”) in a letter dated March 27, 2008 (the “Comment Letter”).
Staff Comment 1: Note 19 —Condensed Financial Information (Parent Company Only), page 71
You disclose on pages 39 and 58 that your obligations under some of your financings are guaranteed by certain of your subsidiaries. We also note that you have included condensed financial information for the parent only. Please tell us what consideration you gave to the requirements of Rule 3-10 of Regulation S-X regarding these guarantees.
Company response:
The financings discussed on pages 39 and 58 of the Company’s Form 10-K were issued under a private placement and are not registered securities. The general rule under Regulation S-X Rule 3-10 (a) (1) states: “Every issuer of a registered security that is guaranteed and every guarantor of a registered security must file the financial statements required for a registrant by Regulation S-X.” Because the financings are unregistered, we do not believe that Rule 3-10 is applicable. We will add language to future disclosures to clarify that the financings were issued under an unregistered private placement.
The Company presented condensed financial information of the parent to meet the requirements of Schedule I of Regulation S-X Rule 5-04. The restricted net assets of the Company’s consolidated subsidiaries exceeded 25 percent of consolidated net assets as of the end of the most recently completed fiscal year, primarily due to regulatory restrictions on the Company’s broker-dealer subsidiaries; therefore, the information prescribed by Schedule I is required. The Company presented this information in Note 19 of the Notes to Consolidated Financial Statements in lieu of presenting a separate schedule.
Per your request in the Comment Letter, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the above responses, please contact me at (402) 827-8933.
Very truly yours,
/s/ WILLIAM J. GERBER
William J. Gerber
Executive Vice President, Chief Financial Officer